Infosys
Navigate your next

TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

May 22, 2020

Dear Sir, Madam,

Subject- Class Action Lawsuit Dismissed

As previously announced, in October 2019, a class action lawsuit was filed in the United States District Court against the Company and certain of its current and former officers. The complaint, which was filed in the Eastern District of New York, was brought on behalf of a class consisting of persons or entities who purchased the Company's publicly traded securities between July 7, 2018 and October 20, 2019, and alleged claims for violations of the US federal securities laws. On May 21, 2020, the plaintiff voluntarily dismissed the lawsuit without prejudice.

This is for your information and records. This information will also be made available on the company website www.infosys.com.

Yours sincerely,
For Infosys Limited

A.G.S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com